As Filed with the Securities and Exchange Commission on September 7, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

APPLIED DIGITAL SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

MISSOURI	43-1641533
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445 (561) 805-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott R. Silverman
Chairman, Chief Executive Officer and Acting President
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Phone: (561) 805-8000
Fax: (561) 805-8001

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:
Harvey Goldman, Esq. Holland & Knight LLP 701 Brickell Avenue, Suite 3000 Miami, Florida 33131-5441 Phone: (305) 789-7506 Fax: (305) 349-2238

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (4)

Common Stock, $.01 par	1,719,745 shares(2) (3)	$1.735	$2,983,758	$319.26

(1)	The fee has been paid and is on account. Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, the proposed offering price and registration fee were calculated on the basis of the average of the high and low trading prices for the common stock on September 6, 2006, as reported on the Nasdaq SmallCap Market.
(2)	Represents shares of the Registrant’s common stock that may be issued under the terms of a Common Stock Purchase Warrant.
(3)	Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends, or similar transactions.
(4)	Calculated pursuant to 457(c) of the rules and regulations under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 7, 2006

APPLIED DIGITAL SOLUTIONS, INC.
1,719,745
Shares of
Common Stock

                This prospectus relates to the resales of up to 1,719,745 shares of our common stock, par value $.01 per share, which may be issued under the terms of our Common Stock Purchase Warrant (the “Warrant”), which was issued on August 24, 2006. We issued the Warrant in a private placement to an accredited institutional investor, Laurus Master Fund, Ltd. (the selling security holder herein), under the terms of a Securities Purchase Agreement dated August 24, 2006, as more fully discussed in this prospectus on page 10. As this prospectus relates to resales of our common stock, we are not offering these shares for cash, and accordingly, we will not receive any of the proceeds from the resales of our common stock. Resales of the shares of our common stock may occur at various times by the selling security holder listed in this prospectus. See “Selling Security Holder” beginning on page 23.

                Our shares of common stock are listed on the Nasdaq Capital Market, also referred to as the SmallCap, under the symbol “ADSX.” On September 6, 2006, the last reported sale price of our common stock was $1.70 per share.

                Our principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and our telephone number is (561) 805-8000.

                INVESTING IN THESE SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 12 OF THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.

                NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is _____, 2006.

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SUMMARY

                This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 12 and the consolidated financial statements and the notes to those financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2005, as amended, and our Quarterly Report on Form 10-Q for the six-months ended June 30, 2006 before making an investment decision. Unless the context otherwise requires in this prospectus, the terms “we,” “us” and “our” refer to Applied Digital Solutions, Inc. and its subsidiaries.

                This prospectus includes one or more non-GAAP financial measures within the meaning of Regulation G. With respect to each non-GAAP financial measure, we have disclosed the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure. The non-GAAP financial measures were presented in the prospectus because our management believes that the non-GAAP financial results are meaningful to investors because they provide a consistent comparison of prior period results.

APPLIED DIGITAL SOLUTIONS, INC.

Our Business

                Applied Digital Solutions, Inc. and its subsidiaries (either wholly or majority-owned) develop innovative identification and security products for consumer, commercial and government sectors worldwide. Our unique and often proprietary products provide identification and security for people, animals, food chains, government/military assets, and commercial assets. Included in this diverse product line are applications for radio frequency identification systems, commonly known as RFID, end-to-end food safety systems, global positioning systems, referred to as GPS, satellite communications, and secure telecomm infrastructure. Unless the context otherwise requires, when we refer to the “Company,” “we, “our,” or “us,” we are referring to Applied Digital Solutions, Inc. and its subsidiaries.

                We currently engage in the following principal business activities:

•	developing, marketing and selling radio frequency identification systems, referred to as RFID systems, used to identify, locate and protect people and their assets in a variety of healthcare, security, financial and identification applications;

•	marketing visual identification tags and implantable RFID microchips, primarily for identification, tracking and location of pets, livestock and other animals, and, more recently, for animal bio-sensing applications, such as temperature reading for companion pet and livestock (e.g., cattle) applications;

•	developing and marketing global positioning systems, or GPS, products that are GPS-enabled and used for location tracking and message monitoring of vehicles, pilots and aircraft in remote locations;

•	marketing secure voice, data and video telecommunications networks, primarily to several agencies of the U.S. government;

•	developing and marketing call center and customer relationship management software and services; and

•	marketing information technology, or IT, hardware and services.

                As of September 1, 2006, our business operations consist of the operations of four wholly-owned subsidiaries, which we collectively refer to as the Advanced Technology segment, one wholly-owned subsidiary, VeriChip Corporation, referred to as VeriChip, and two majority-owned subsidiaries, Digital Angel Corporation (AMEX:DOC), referred to as Digital Angel, and InfoTech USA, Inc. (OTC:IFTH), referred to as InfoTech. Currently, we own approximately 55.2% of Digital Angel Corporation and approximately 52.0% of InfoTech USA, Inc.

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                Effective April 1, 2006, we began operating in six business segments: Healthcare, Security and Industrial, Animal Applications, GPS and Radio Communications, Advanced Technology, and InfoTech.

                Financial Results

                Revenue from each of our segments for the six-months ended June 30, 2006 was as follows:

	(In thousands)%
Revenue:

Healthcare	$10,050	16.2
Security and Industrial	3,476	5.6
Animal Applications	19,877	31.9
GPS and Radio Communications	8,901	14.3
Advanced Technology	12,587	20.2
InfoTech	7,560	12.1
“Corporate/Eliminations”	(173)	(0.3)
Total	$62,278	100.0

Revenue from each of our segments during 2005, 2004, and 2003 was as follows:

	2005		2004		2003

Revenue:
(In thousands)		%		%		%
Healthcare	$12,049	10.6	$—	—	$—	—
Security and Industrial	3,820	3.4	247	0.2	545	0.6
Animal Applications	35,972	31.6	25,872	23.1	23,948	25.8
GPS and Radio Communications	20,854	18.3	20,430	18.2	10,484	11.3
Advanced Technology	25,100	22.1	47,537	42.5	44,064	47.4
InfoTech	16,639	14.6	18,001	16.1	14,456	15.5
“Corporate/Eliminations”	(697)	(0.6)	(88)	(0.1)	(510)	(0.6)

Total	$113,737	100.0	$111,999	100.0	$92,987	100.0

                (Loss) income from continuing operations before taxes, minority interest and gain attributable to capital transactions of subsidiaries from each of our segments for the six-months ended June 30, 2006 and the years ended December 31, 2005, 2004, and 2003 was as follows:

	Six-Months Ended June 30, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003

	(in thousands)
Healthcare	$(1,795)	$(3,527)	$(1,113)	$(543)
Security and Industrial	(498)	(290)	(574)	(651)
Animal Applications	(1,475)	(926)	(1,847)	(898)
GPS and Radio Communications	(1,249)	(8,416)	(544)	(5,376)
Advanced Technology	1,340	297	670	734
InfoTech	(632)	(503)	(202)	(3,052)
“Corporate/Eliminations” (1)	(3,462)	(2,812)	(6,609)	20,094

Total	$(7,771)	$(16,177)	$(10,219)	$10,308

                (1)   “Corporate/Eliminations” includes a gain on the forgiveness of debt of approximately $70.1 million in 2003. Excluding the effect of the gain on forgiveness of debt, the total loss from continuing operations before taxes,

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minority interest, gain (loss) attributable to capital transactions of subsidiaries for 2003 was $59.8 million.

Segment Information

                A description of our six business segments follows:

                Healthcare and Security and Industrial Segments

                VeriChip’s operations comprise two of our business segments: Healthcare and Security and Industrial. Our VeriChip systems, substantially all of which incorporate RFID technology, enable professionals to more effectively identify, locate and protect people and assets. The VeriMed patient identification, infant protection, wander prevention and asset location and identification systems are included in our Healthcare segment. VeriGuard, HOUNDware, and our vibration monitoring systems are included in our Security and Industrial segment. To date, we have not recorded significant revenues from sales of our VeriMed patient identification and VeriGuard systems. These systems are more fully described below.

                Our Healthcare Segment

                Our VeriMed Patient Identification System

                    Our VeriMed patient identification system provides physicians with rapid and accurate pertinent pre-approved patient data. The components of our system include:

•	the only FDA-cleared human implantable RFID microchip;

•	a hand-held scanner with a built-in antenna; and

•	a secure database containing patient-approved information.

                    The implantable VeriChip is a passive RFID microchip, approximately the size of a grain of rice, that is inserted under the skin in a patient’s arm by the patient’s physician or other authorized healthcare professional. Each implantable VeriChip contains a unique identification number. The implantable VeriChip is read when it is scanned by our scanner. Our scanner then sends the identification number to a secure information database that contains the individual’s personal contact information, emergency contact information and primary care physician contact information. In addition, to enhance the quality of care that they would receive in an emergency, patients can store their personal healthcare information on our data base registry. Patients can also store this information on a third-party database registry, which generally can be easily integrated with our VeriMed patient identification system.
                    Our Infant Protection Systems

                    Our infant protection systems, which we market and sell under the Hugs and HALO names, are designed to help hospitals lower the risk of mother-baby mismatching and infant abductions. The Hugs system uses a proprietary bracelet containing an active RFID tag intended to go around the infant’s wrist or ankle. If the bracelet is cut, a signal is emitted to a reader. The HALO system uses a generic bracelet containing an active RFID tag incorporating our proprietary skin-sensing technology also intended to go around an infant’s wrist or ankle. If the skin-sensing tag is removed from the infant’s skin, a signal is emitted to a reader. In each case, a corresponding tag is placed on the mother to ensure proper matching of mother and child.

                    Our Wander Prevention Systems

                    Our wander prevention systems, which we market and sell under our RoamAlert and WatchMate names, are designed to prevent residents of long-term care facilities from wandering away from the facility or entering harmful or restricted areas. These systems consist of an active RFID bracelet, readers discretely positioned at points of exit along an identified perimeter and application software. Residents prone to wandering wear RFID bracelets approximately the size of a sports watch. The readers are similar to those used in our infant protection system. The wander prevention software can provide perimeter security. If a resident wearing a bracelet attempts to wander through a restricted door, the wander prevention systems may, among other things, activate a magnetic lock or

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sound an alarm at the nurse’s station.

                    Assetrac

                    Our Assetrac system enables hospitals to efficiently identify, locate and protect medical equipment. Active RFID tags, affixed to hospital equipment, periodically transmit a beacon which includes a unique identification number. A signal is also emitted if the tag is removed from a piece of equipment. These signals are transmitted to readers which in turn send the signals to the server containing the VeriChip Auto ID platform. This software can continuously locate and track the tag as well as monitor equipment condition.

                    Virtually all of our Healthcare segment’s 2005 revenues resulted from the acquisitions of two companies, VeriChip Holdings Inc., formerly eXI Wireless Inc., and Instantel Inc., during the first half of 2005. Through June 30, 2006, we have not recorded significant revenues from sales of our VeriMed Patient Identification Systems.

                    Our Security and Industrial Segment

                    HOUNDware

                    Our HOUNDware asset management system is used by industrial companies to manage and track their mobile equipment and tools. HOUNDware is a turnkey system consisting of bar codes, passive RFID tags, durable scanners, wireless access points and management application software which includes a check-out and return system for mobile equipment and tools. The information relating to the equipment is maintained in the customer’s database enabling the company to monitor inventory, equipment maintenance status and job activity status.

                    VeriGuard

                    Our VeriGuard system uses both the implantable VeriChip and active RFID tags to identify individuals and permit access into restricted areas. In the case of active tags, users have the ability to identify and locate individuals in restricted areas, similar to Assetrac, using the same reader technology. Alternatively, in the case of a VeriGuard system using an implantable VeriChip, users can be identified by a scanner to provide access to restricted areas although individuals who have an implanted VeriChip cannot be tracked or located.

                    Blastmate and MiniMate

                    Our non-RFID vibration monitoring systems, BlastMate and MiniMate, which we acquired through our acquisition of Instantel, provide engineering, construction and mining professionals with an accurate and efficient means to monitor and document the effects of human-induced vibrations on neighboring structures in an area where blasting occurs. Government regulations relating to vibration monitoring require compliance with specified standards to limit the potential for damage to neighboring structures and to minimize human annoyance that may result from commercial blasting or heavy construction.

                    Virtually all of our Security and Industrial segment’s 2005 revenues resulted from the acquisitions of two companies, VeriChip Holdings Inc., formerly eXI Wireless Inc., and Instantel Inc., during the first half of 2005. Through June 30, 2006, we have not recorded significant revenues from sales of our VeriGuard systems.

                Animal Applications and GPS and Radio Communications Segments

                Digital Angel’s operations comprise two of our business segments: Animal Applications and GPS and Radio Communications. Digital Angel’s proprietary products provide security for companion pets, food chains, government/military assets and commercial assets worldwide.

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Animal Applications Our Animal Applications segment’s products consist of the following:

•	visual ear tags for livestock; and

•	electronic implantable microchips and RFID scanners for the companion pet, fish, livestock and wildlife industries, including our Home Again® and Bio-ThemoTM product brands.

                Our Animal Applications segment develops, manufactures and markets radio, electronic and visual identification devices for the companion animal, fish and wildlife, and livestock markets worldwide.

                Our Animal Applications segment’s RFID products consist of electronic microchips, scanners, and for some applications, injection systems. We hold patents on our syringe-injectable microchip, which is encased in a glass or glass-like material capsule and incorporates an antenna and a microchip with a unique permanent identification code for the animal in which it is implanted. The microchip is typically injected under the skin using a hypodermic syringe, without requiring surgery. An associated scanner device uses radio frequency to interrogate the microchip and read the code.

                Our Animal Applications segment’s pet identification system involves the insertion of a microchip with identifying information in the animal. Scanners at animal shelters, veterinary clinics and other locations can determine the animal’s owner and other information. Our recently introduced Bio-Thermo product, which provides accurate temperature readings of animals by simply passing an RFID handheld scanner over the animal or by having the animal walk through a portal scanner, is included in the Animal Applications segment.

                Our Animal Applications segment’s miniature electronic microchips are used for the tagging of fish, especially salmon, for identification in migratory studies and other purposes. The electronic microchips are accepted as a safe, reliable alternative to traditional identification methods because the fish can be identified without capturing or sacrificing the fish.

                In addition to pursuing the market for permanent identification of companion animals and tracking microchips for fish, the Animal Applications segment also produces visual and electronic identification products, principally for livestock producers. The tracking of cattle and hogs is crucial in order to provide security both for asset management and for disease control and food safety. Digital Angel has marketed visual identification products for livestock since the 1940s. Visual identification products typically include numbered ear tags. Electronic identification products for livestock are currently being utilized by livestock producers and as part of various pilot studies for the USDA’s and other state and governmental cattle identification programs. Currently, sales of visual products represent a substantial percentage of our sales to livestock producers.

                GPS and Radio Communications

                Our GPS and Radio Communications segment’s products consist of the following:

•	GPS-enabled search and rescue equipment and intelligent communications products and services for telemetry, mobile data and radio communications applications, including our SARBETM brand, which serve commercial and military markets;

•	GPS and geosynchronous satellite tracking systems, including tracking software systems for mapping and messaging associated with the security of high-value assets; and

•	horn alarms for industrial use and other electronic components.

                Our GPS and Radio Communications segment engages in the design manufacture and support of GPS-enabled equipment. Applications for its products include location tracking and message monitoring of vehicles, aircraft and people in remote locations through systems that integrate GPS and geosynchronous satellite communications and GPS-enabled equipment and intelligent communications products and services for telemetry, mobile data and radio communications applications serving commercial and military markets.

                Technology development in this segment includes the integration and miniaturization into marketable

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products of two technologies: wireless communications and position location technology (including GPS and other systems). It also includes high grade communication equipment leasing and complementary data systems that customers can use to monitor their assets and horn alarm manufacturing.

                For the six months ended June 30, 2006, Digital Angel had one customer, Schering Plough Animal Health, Inc. which accounted for 15.9% of its consolidated revenues. For the year ended December 31, 2005, Schering Plough Animal Health, Inc. accounted for 10% of Digital Angel’s revenues. During 2004, Digital Angel’s top two customers accounted for 12.5% and 10.2% of its revenues, and during 2003, one customer accounted for 11.8% of Digital Angel’s revenues.

                Advanced Technology Segment

                The principal products and services in our Advanced Technology segment are as follows:

•	secure voice, data and video telecommunications networks;

•	proprietary call center software; and

•	customer relationship management software and services.

                Secure Voice, Data and Video Telecommunications Networks

                One of our wholly-owned subsidiaries, Government Telecommunications, Inc. (“GTI”), is a telecommunications network integrator and a supplier of telephone systems, data networks, video, cable and wire infrastructure and wireless telecommunications products and services to various agencies of the federal government. GTI’s products include voice mail, Internet cabling, phones and telephone wiring and its key customers for 2005 were the Social Security Administration, the U.S. Department of Agriculture, the Veterans Administration and the Departments of Defense and Justice. Most of GTI’s revenue is earned through task orders under three contracts managed by the General Services Administration.

                Call Center and Customer Relationship Management Software and Services

                Perimeter Acquisition Corp., d/b/a Perimeter Technology, our wholly-owned subsidiary, is a provider of our proprietary call center software and related services. Our software is designed to deliver a comprehensive suite of customer interaction tools consisting of automated call distribution management systems, referred to as ACDs, Internet provider ACDs, web contact solutions, soft phones and status displays. This software, sold under the brand name Net-VU Contract Manager, enables organizations to easily combine all types of customer interactions - phone, email, fax and web contact - resulting in superior service and more rapid alignment of customer contact technologies and business strategies.

                Another of our wholly-owned subsidiaries, Pacific Decision Sciences Corporation’s “Flagship Service System” is a customer relationship management software application, which provides a complete solution to manage all aspects of customer service, including help desk, call handling and service dispatch, contracts management, service marketing, billing, inventory management and more.

                Thermo Life

                Thermo Life Energy Corp., our wholly-owned subsidiary, has developed and seeks to commercialize a miniaturized low power thermoelectric generator called Thermo Life. Thermo Life is intended to provide a miniaturized power source for low-powered devices such as micro sensor systems, ZigBee chipsets, wearable electronics, implantable medical devices, active RFID tags and numerous other applications.

                Thermo Life converts heat to electrical energy through its thermopile couples using the thermopile principle (known also as the Seebeck effect). When both heat couple plates are thermally connected with a heat source and a heat sink, heat flows through thermopiles and is converted directly into electrical energy. It generates power by directly converting thermal energy into electrical energy when a temperature difference between two

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sources is 3-5 degrees. If and when an order is received, the manufacturing of Thermo Life will be original equipment manufacturing.

                Approximately $8.4 million (or 66.7%), $17.2 million (or 68.4%), $41.4 million (or 87.3%), and $37.1 million (or 85.0%) of the Advanced Technology segment’s revenues for the six-months ended June 30, 2006 and in each of the years ended December 31, 2005, 2004 and 2003, respectively, were generated by Computer Equity Corporation. Through June 30, 2006, the Company has not recorded any revenue from sales of its Thermo Life product.

                Over 96% of Computer Equity Corporation’s revenues in the six-months ended June 30, 2006 and in each of the years ended December 31, 2005, 2004 and 2003 were generated through sales to various agencies of the U.S. federal government. Approximately 20.7% of this segment’s revenues during the six-months ended June 30, 2006 were from sales of customer relationship management software and services to IBM Corporation. No other sales to an individual customer amounted to 10% or more of this segment’s revenues during the six-months ended June 30, 2006 and in 2005, 2004 and 2003.

                InfoTech Segment

                Our InfoTech segment is a full service provider of information technology, or IT, products and services. The principal products and services in this segment are computer hardware and computer services. InfoTech’s services consist of IT consulting, installation, project management, design and deployment, computer maintenance and other professional services.

                The majority of InfoTech’s revenue during the six-months ended June 30, 2006 and in 2005, 2004 and 2003 was derived from sales of computer hardware, which provided approximately 89.6%, 89.6%, 82.5%, and 80.3% of InfoTech’s revenue in the six-months ended June 30, 2006, and in 2005, 2004 and 2003, respectively. No single IT service accounted for more than 10% of InfoTech’s total revenue during such periods.

                During the six-months ended June 30, 2006, two customers, Hackensack University Medical Center and GAF Material Corporation, accounted for 21% and 24 % of our InfoTech segment’s revenue, respectively. During 2005, InfoTech’s two major customers were Hackensack University Medical Center and GAF Materials Corporation, accounting for 29% and 21% of its revenues, respectively. During 2004, InfoTech’s two major customers were Hackensack University Medical Center and GAF Materials Corporation, accounting for 18% and 12% of its revenues, respectively. During 2003, three customers, GAF Material Corporation, Hackensack University Medical Center and Centenary College, accounted for 15%, 12% and 11% of InfoTech’s consolidated revenues, respectively.

                The “Corporate/Eliminations” category includes all amounts relating to the consolidation of our subsidiaries, such as the elimination of inter-segment revenues, expenses, assets and liabilities. “Corporate/Eliminations” also includes certain selling, general and administrative expense, interest and other income, interest expense (recovery) and other income/expenses associated with corporate activities and functions.

Other Events

                VeriChip Registration Statement

                On December 29, 2005, VeriChip filed a registration statement, which it amended on April 7, 2006, May 28, 2006 and June 23, 2006, to register shares of its common stock in an initial public offering. VeriChip has applied to have its common stock quoted on the Nasdaq National Market under the symbol “CHIP.” VeriChip intends to reserve for sale a percentage of the shares to be offered in the initial public offering to our shareholders of record on May 8, 2006 through a directed share program. The number of shares to be offered and the price range for the offering have not yet been determined. However, our plan is to retain a majority interest in and, therefore, to continue to consolidate the financial results of VeriChip. The registration statement has not yet become effective and the securities being offered may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

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                Laurus Master Fund, Ltd. Financing

                On August 24, 2006, we closed a $13.5 million non-convertible debt financing transaction with Laurus Master Fund, Ltd. (“Laurus”) pursuant to the terms of a Securities Purchase Agreement (the “Agreement”) dated August 24, 2006, between us and Laurus. Under the terms of the Agreement, Laurus extended financing to us in the form of a $13.5 million secured term note (the “Note”). The Note accrues interest at a rate of 12% per annum, payable monthly, and has a maturity date of August 24, 2009. We are obligated to make monthly principal payments ranging from $200,000 to $300,000 beginning on April 1, 2007. The terms of the Note allow for optional redemption by paying 102% of the principal amount. The Note also contains certain events of default, including, among other things, failure to pay, violation of covenants, and certain other expressly enumerated events. In the event of default, Laurus is entitled to additional interest on the outstanding principal balance of the Note and on all outstanding obligations under the Note and the related agreements entered into in conjunction with the Note in an amount equal to 1% per month. In connection with the financing, we also issued Laurus a warrant for the purchase of 1,719,745 shares of our common stock for an exercise price of $1.88 per share (the “Warrant”). The Warrant is exercisable beginning on August 24, 2006 and expires on August 24, 2013. Laurus has agreed to a 12 month lock-up with respect to the sale of the shares of common stock underlying the Warrant. These securities were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. The shares of our common stock underlying the Warrant are being registered in this registration statement.

                To secure our obligations under the Agreement, we granted Laurus a first priority security interest in substantially all of our assets, and we have pledged all of the issued and outstanding capital stock owned by us in InfoTech and certain other of our wholly-owned subsidiaries, along with a portion of the issued and outstanding stock owned by us in VeriChip and Digital Angel.

                We used the majority of the proceeds from the Laurus loan primarily to repay all of the debt outstanding under a Note Purchase Agreement dated December 28, 2005, by and between us and Satellite Senior Income Fund, LLC for financing in the form of a $12 million senior secured note. The senior secured note had an interest rate of 12% per annum for the first nine months and then increased by 1% per month thereafter until its maturity on June 28, 2007. Under the terms of the senior secured note, to prepay the loan, we paid an amount equal to $12,688,896, which is the sum of (a) 104% of the principal being redeemed plus (b) all accrued and unpaid interest thereon. We intend to use the remaining proceeds from the Laurus loan for working capital purposes.

About Us

                We are a Missouri corporation and were incorporated on May 11, 1993. Our principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and our telephone number is (561) 805-8000.

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THE OFFERING

Common stock offered by the selling security holder	1,719,745 shares

Common stock outstanding after this offering	69,593,172 shares (1)(2) as of August 31, 2006

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling security holder listed in this prospectus under “Selling Security Holder” beginning on page 23.

Dividend policy	We have never paid cash dividends on our common stock. Currently, the provisions of our Agreement with our lender prohibit the payment of any form of dividends with respect to our common stock.

Market price of common stock	The market price of shares of our common stock has ranged from a high of $3.38 to a low of $1.40 during the 12 months preceding the date of this prospectus.

Risk factors	See “Risk Factors” beginning on page 12, for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq Capital Market symbol	ADSX

(1) Includes the 1,719,745 shares that are issuable to the selling security holder under the terms of the Warrant.

(2) The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of August 31, 2006, the 1,719,745 shares that may be issued to the selling security holder under the terms of the Warrant and the total amount of shares underlying our additional outstanding warrants and options. As of August 31, 2006, we had additional outstanding warrants to purchase up to 2,942,732 shares of our common stock which are currently exercisable at a weighted average exercise price of $3.73 per share, and (ii) options, 6,238,290 of which are currently exercisable at a weighted average exercise price of $4.16 per share.

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RISK FACTORS

                You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

                We have a history of operating losses and negative cash flows and we may not become profitable in the future, which could ultimately result in our inability to continue operations in the normal course of business.

                Historically, we have incurred losses and have not generated positive cash flows from operations. We incurred a consolidated loss from continuing operations of $6.2 million, $10.3 million and $18.8 million in the six-months ended June 30, 2006 and in each of the years ended December 31, 2005 and 2004, respectively. Excluding a gain on the extinguishment of debt of approximately $70.1 million recorded on June 30, 2003, we incurred a consolidated loss from continuing operations in 2003 of $64.1 million. Our consolidated operating activities used cash of $3.7 million, $11.4 million, $13.9 million and $11.4 million during the six-months ended June 30, 2006, and in each of the years ended December 31, 2005, 2004 and 2003, respectively. During these periods, we have funded our operating cash requirements, as well as our capital needs, with the proceeds from investing and/or financing activities.

                As of August 31, 2006, our consolidated cash and cash equivalents totaled approximately $20.6 million. We believe that we currently have sufficient funds to operate our business over the next twelve months. However, our goal is to achieve profitability and to generate positive cash flows from operations. Our profitability and cash flows from operations depend on many factors, including the success of our marketing programs, the maintenance and reduction of expenses and our ability to successfully develop and bring to market our new products and technologies. If, in the future, we are not successful in managing these factors and achieving our goal of profitability and positive cash flows from operations, we may not have sufficient funds to operate our business, which could ultimately result in our inability to continue operations in the normal course.

                Our stock price has reflected a great deal of volatility, including a significant decrease over the past few years. The volatility may mean that, at times, our shareholders may be unable to resell their shares at or above the price at which they acquired them.

                Since January 1, 2004, the price per share of our common stock has ranged from a high of $8.55 to a low of $1.40. The price of our common stock has been, and may continue to be, highly volatile and subject to wide fluctuations. The market value of our common stock has declined in the past, in part, due to our operating performance. In the future, broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. This is even more of an issue as we increase our focus on developing and marketing new, unproven products for which there is considerable resistance, as a matter of privacy and other concerns. Declines in the market price of our common stock could affect our access to capital, which may, in the future, impact our ability to continue as a going concern. In addition, declines in the price of our common stock may harm employee morale and retention, curtail investment opportunities presented to us, and negatively impact other aspects of our business. As a result of any such declines, shareholders may be unable to resell their shares at or above the price at which they acquired them.

                We have effected or entered into (and will likely continue to effect or enter into) capital raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of our common stock (or securities convertible into or exchangeable for such shares) and, as a result, the value of our common stock may be further diluted.

                We have effected and entered into (and will likely continue to effect and enter into) capital raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of our common stock or securities convertible into or exchangeable for such shares. These share issuances may be dilutive to the value of our common stock and may result in a decrease in the market price of our common stock.

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                We have issued and outstanding a significant number of derivative securities (e.g., options and warrants) and the conversion or exercise of such securities may adversely affect the market price of our common stock.

                As of August 31, 2006, including the shares underlying the Warrant, there were outstanding warrants and options to acquire up to 10.9 million additional shares of our common stock, and we had 0.6 million additional shares of our common stock available to be issued in the future under our Employee Stock Purchase Plan. The exercise of outstanding options and warrants and the sale in the public market of the shares purchased upon exercise may have a dilutive effect on our common stock and may result in a decrease in the market price of our common stock.

                We rely heavily on revenues derived from sales to various governmental agencies, and the loss of, or a significant reduction in, orders from government agencies could result in significant losses and deficits in cash flows from operations.

                Over 96% of our revenue from sales of voice, data and video telecommunications networks for the six-months ended June 30, 2006 and for each of the years ended December 31, 2005, 2004 and 2003, were generated through sales to various agencies of the U.S. government. In addition, Digital Angel’s principal customers for electronic identification devices for fish are Pacific States Marine, a government contractor that relies on funding from the U.S. government, and the U.S. Army Corps of Engineers. Our GPS and Radio Communications segment is heavily dependent on contracts with domestic government agencies and foreign governments, including the United Kingdom, primarily relating to military applications. Under certain contracts, a government agency is permitted to terminate its contract for convenience, including in cases when funds are no longer appropriated. In January 2005, the USPS terminated for convenience the mail processing infrastructure contract that accounted for 52% (or $21.5 million) and 16% (or $6.1 million) of Computer Equity Corporation’s consolidated revenues in 2004 and 2003, respectively. Because we rely on revenues and cash flows generated from contracts, directly or indirectly, with governmental agencies, the loss of any such contract would result in a drop-off in revenues and cash flows, and such drop-off may be significant and thereby have a material adverse effect on our financial condition and results of operations.

                Our InfoTech segment relies heavily on revenues derived from two customers, and the loss of revenue from either of these customers could result in significant losses and deficits in cash flows from operations.

                During the six-months ended June 30, 2006, two customers, Hackensack University Medical Center and GAF Material Corporation, accounted for 21% and 24% of our InfoTech segment’s revenue, respectively, and during 2005, two customers, Hackensack University Medical Center and GAF Material Corporation, accounted for 29% and 21% of our InfoTech segment’s revenue, respectively. Additionally, GAF Material Corporation, Hackensack University Medical Center and PDI, Inc. comprised 24%, 13% and 12%, respectively, of its accounts receivable as of June 30, 2006. The loss of either of these customers or the loss of significant orders from these customers or the inability of either of these customers to meet their financial obligations in a timely manner could have a material adverse effect on our results of operations or financial condition.

                Less than 10% of InfoTech’s revenue is recurring revenue based on contracts or annual renewals. As a result, failure to receive orders from existing or new customers on a continuous basis in the future could have a material adverse effect on our results of operations or financial condition.

                Over the past few years, we have made significant changes in the nature and scope of our businesses and have expanded into different product lines, including new, unproven technologies.

                During the past few years, we have made significant changes in the nature and scope of our business operations and have expanded into different product lines, including new, unproven products such as VeriChip and Bio-Thermo. If we are not successful in implementing our business model and developing and marketing these products or if these products do not gain sufficient market acceptance, we may not be able to achieve or sustain profitable operations. In that case, the market price of our stock would likely decrease.

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                Our sales of systems that incorporate the human implantable VeriChip may be enjoined by third parties who have rights to the intellectual property used in our systems because our ultimate supplier of the human implantable VeriChip may lack the authority to grant a license to the intellectual property associated with the human implantable VeriChip.

                The human implantable VeriChip used in our VeriMed patient identification system and our VeriGuard and VeriTrace systems uses a technology related to a patent owned by Digital Angel. In 1994, however, the exclusive rights to use the patented technology in applications involving the identification of human beings were licensed to Hughes Aircraft Company and Hughes Identification Devices, Inc. by Destron/IDI, Inc., a predecessor of Digital Angel. Hughes Aircraft Company subsequently changed its name and is now known as Raytheon Company.

                Raytheon Microelectronics España, S.A., entered into an agreement with Digital Angel, effective April 26, 2006, for the manufacture and assembly of glass encapsulated, syringe-implantable transponders, including the human implantable VeriChip. Raytheon Microelectronics España has represented that it is a wholly-owned subsidiary of Raytheon Company. Digital Angel relies solely on the supply agreement with Raytheon Microelectronics España for the manufacture and assembly of human implantable VeriChips. The Raytheon Microelectronics España supply agreement grants Digital Angel a non-exclusive license to any and all intellectual property held by Raytheon Microelectronics España or its affiliates related to the manufacture, distribution or use of the microchip for use in human beings. The license granted by Raytheon Microelectronics España is part of each individual product sold under the supply agreement to Digital Angel and may be conveyed to VeriChip by Digital Angel along with Digital Angel’s conveyance to VeriChip of such products. However, Digital Angel’s 2006 supply agreement is with Raytheon Microelectronics España and not Raytheon Company and it is possible that Raytheon Microelectronics España lacks the authority or intellectual property rights to grant a license to Digital Angel, that would support VeriChip’s use of the patented technology for human identification.

                While VeriChip’s supply agreement with Digital Angel also purports to license to it the right to use the implantable VeriChip technology for human identification, this license conflicts with the exclusive rights previously granted by Destron IDI, Inc. in 1994 to use the patented technology for human identification. Consequently, we are dependent upon the license provision contained in the supply agreement between Raytheon Microelectronics España and Digital Angel to support VeriChip’s right to use the patented technology in applications involving the identification of human beings. However, we cannot assure you that the license provision contained in the supply agreement between Raytheon Microelectronics España and Digital Angel grants any rights that would support VeriChip’s use of the patented technology for human identification. Our ability to successfully commercialize products incorporating the implantable VeriChip will depend in part on any third parties, including prior licensees or their successors in interest, not obtaining an injunction against us, VeriChip, Digital Angel or our suppliers or otherwise requiring us to pay additional royalties or other damages for the remaining life of the patent, which expires on May 18, 2010.

                While we have been publicly marketing and selling the implantable VeriChip in applications involving the identification of human beings, including obtaining FDA clearance to market and sell the implantable VeriChip in the United States for patient identification, our use of the technology could be enjoined based on the claim that the sale and use of our products conflicts with the scope of the exclusive license rights previously granted to others for the use of the technology for the identification of human beings. Costly and time-consuming litigation could result from our marketing, use and sale of the implantable VeriChip for the identification of human beings. If VeriChip or Digital Angel are denied use of the patented technology in applications involving the identification of human beings, VeriChip will not be able to purchase or sell the VeriMed patient identification system, or any other products that incorporate the implantable VeriChip, before the patent expires, and it will not be able to fulfill its hopes for significant revenue growth from sales of its VeriMed patient identification system or its other systems incorporating the implantable VeriChip. Further, VeriChip may be required to pay royalties and other damages to third parties on our sales of products we have already purchased or will purchase from Digital Angel. Such payments could have a material adverse effect on our financial condition and results of operations.

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Because Raytheon Company may have licensed the rights to the intellectual property used in our human implantable VeriChip to a third party, our sales of systems that incorporate the implantable VeriChip may be enjoined by third parties who have rights to the intellectual property.

               Raytheon Microelectronics España does not represent in the supply agreement with Digital Angel that Raytheon Microelectronics España or its affiliates have any rights to use the patented technology in applications involving the identification of human beings. Because the exclusive rights to use the patented technology granted in 1994 were freely assignable or could be licensed to third parties, we do not know which parties currently hold those rights. We cannot be certain Raytheon Company has licensed any rights to the patented technology to Raytheon Microelectronics España, and it is possible that Raytheon Company has assigned, licensed or otherwise transferred the rights to use the patented technology for human identification to another third party on an exclusive or non-exclusive basis. Therefore, we cannot assure you that the license provision contained in the supply agreement between Raytheon Microelectronics España and Digital Angel grants any rights that would support VeriChip’s use of the patented technology for human identification. Nevertheless, we are dependent upon the license provision contained in the supply agreement between Raytheon Microelectronics España and Digital Angel to support VeriChip’s right to use the patented technology in applications involving the identification of human beings.

                 If Raytheon Company has already granted an exclusive license to use the patented technology in applications involving the identification of human beings or if it disputes the validity of the license granted by Raytheon Microelectronics España to Digital Angel, VeriChip’s use of the patented technology could be enjoined based on the claim that the sale and use of its products conflicts with the scope of the exclusive license previously granted to others for the use of the technology for the identification of human beings. In such an event, costly and time-consuming litigation could result from our marketing, use and sale of the implantable VeriChip for the identification of human beings. If VeriChip or Digital Angel are denied use of the patented technology in applications involving the identification of human beings, VeriChip will not be able to purchase or sell the VeriMed patient identification system, or any other products that incorporate the implantable VeriChip before the patent expires, and it will not be able to fulfill its expectations for significant revenue growth from sales of its VeriMed patient identification system or other systems incorporating the human implantable VeriChip. Further, we may be required to pay royalties and other damages to third parties on our sales of products we have already purchased or will purchase from Digital Angel. Such payments could have a material adverse effect on our financial condition and results of operations.

                Because VeriChip’s agreement with Digital Angel is broader than Digital Angel’s agreement with Raytheon Microelectronics España, the scope of our rights, if any, to use the patented technology used in our human implantable VeriChip is defined by the license granted by Raytheon Microelectronics España to Digital Angel.

                Among other terms, VeriChip’s supply agreement with Digital Angel purports to license to it the right to use the implantable VeriChip technology for human identification. However, certain rights relating to the license under its supply agreement with Digital Angel are broader than the rights relating to the license under the supply agreement between Raytheon Microelectronics España and Digital Angel. These include the rights to independently enforce the patent and to independently manufacture the products under certain circumstances. Consequently, the scope of VeriChip’s rights, if any, to use the patented technology in applications involving the identification of human beings will be defined by the narrower rights Digital Angel obtains under its supply agreement with Raytheon Microelectronics España. The license granted by Raytheon Microelectronics España is part of each individual product sold under the supply agreement to Digital Angel and may not be conveyed separately from such products. Any rights to the patented technology outside of products supplied to us by Raytheon Microelectronics España through Digital Angel may not be available and VeriChip may be unable to independently enforce the patent or engage a third party supplier to manufacture the products even though its agreement with Digital Angel purportedly grants it the right to do so.

                Our intellectual property rights or patent rights might not provide protection and might be invalid or unenforceable.

                 Our ability to commercialize any of our products under development will depend, in part, on our ability to obtain patents, enforce those patents, preserve trade secrets, and operate without infringing on the proprietary rights of third parties. The patent applications licensed to or owned by us may not result in issued patents, patent protection may not be secured for any particular technology, any patents that have been or may be issued to us may not be valid or enforceable and patents issued to us may not provide meaningful protection.

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                Our ability to successfully commercialize products incorporating the human implantable VeriChip will depend in part on any other third parties, including prior licensees, not successfully obtaining an injunction against us, Digital Angel or our suppliers or otherwise requiring us to pay additional royalties for the remaining life of the patent. In addition, it is possible that the claims issued for this patent and our other patents may not be sufficiently broad to protect our systems we intend to protect with our patents, and may not provide protection against competitive products or otherwise be commercially valuable. In addition, others may be able to design around these patents or develop similar products or other intellectual property that are not within the scope of our patents. Costly and time-consuming litigation could be necessary to establish the scope of our rights under the patent, and we may not be successful in securing any rights under the patent for the secure identification of human beings. In addition, upon expiration of patents we own, or have rights to, we may face an increase of competition by other companies.

                We lack the right to prevent third parties from making or selling products that incorporate the patented technology used in the human implantable VeriChip.

                In addition, even if we obtain the rights to enforce the above patent, it is possible that the claims issued for this and other patents may not be sufficiently broad to protect the systems we intend to protect with the patents, and may not provide protection against competitive products or otherwise be commercially valuable. In addition, others may be able to design around these patents or develop similar products or other intellectual property that are not within the scope of our patents. Our inability to exclude third parties from making or selling competing products may result in our facing competition that could have a material adverse effect on our business prospects.

                In addition, others may be able to design around these patents or develop similar products or other intellectual property that are not within the scope of our patents. Costly and time-consuming litigation could be necessary to establish the scope of the rights we may have under the patent, and we may not be successful in securing any rights under the patent for the secure identification of human beings.

                If others assert that our products infringe their intellectual property rights, we may be drawn into costly disputes and risk paying substantial damages or losing the right to sell our products.

                We face the risk of adverse claims and litigation alleging infringement by VeriChip of the intellectual property rights of others, including the rights to technology previously licensed by Digital Angel’s predecessor used in the human implantable VeriChip, as described above. If infringement claims are brought against us related to the human implantable VeriChip or our other products, these assertions could distract management and we may have to expend potentially significant funds and resources to defend or settle such claims. We cannot be certain that we will have the financial resources or substantive arguments to defend ourselves against any patent or other intellectual property litigation.

                If we are unsuccessful in any challenge to our rights to market and sell our products, we may, among other things, be required to:

•	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use and/or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

•
expend significant resources to modify or redesign our products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

•
obtain licenses to the disputed rights, which could require us to pay substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all, or to cease marketing the challenged products.

                Ultimately, we could be prevented from selling a product or otherwise forced to cease some aspect of our business operations as a result of any intellectual property litigation. Even if we are successful in defending an infringement claim, the expense, time delay, and burden on management of litigation and negative publicity could have a material adverse effect on our business.

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                Consumer groups with concerns about privacy issues relating to the use of personally-identifiable data, such as patient medical information, may influence healthcare professionals to refrain from adopting our systems.

                Consumer sentiment regarding privacy issues is constantly evolving. Such consumer sentiment may affect the public’s interest in our current or future products. In some cases, consumer groups and individual consumers have already begun to express concern over the storage and/or use of personally-identifiable patient information. Accordingly, privacy concerns of consumers may influence healthcare professionals to refrain from adopting our VeriMed patient identification system, which could in turn harm our prospects. Moreover, strong consumer attitudes may precipitate significant adverse opinions which may lead to new regulations. For example, in May 2006, the State of Wisconsin enacted a law prohibiting any person from requiring an individual to undergo the implanting of a microchip. If we fail to successfully monitor and address the privacy concerns of consumers, our business and prospects would be harmed.

                Interruptions to the patient information database may have a negative impact on our revenues, damage our reputation and expose us to litigation.

                Reliable access to the patient information database is a key component of the functionality of our VeriMed patient identification system. Our ability to provide uninterrupted access to the patient information database operated by us or third parties we contract with will depend on the efficient and uninterrupted operation of the computer and communications systems involved. The patient information database may not function properly if certain necessary third-party systems fail, or if some other unforeseen act or natural disaster should occur. In the past, we have experienced short periods of inaccessibility to the patient information database as a result of development work, system maintenance and power outages. While there were no reported problems by end users in those situations, any disruption of the database services, computer systems or communications networks, or those of third parties that we rely on, could result in the inability of users to access the patient information database for an indeterminate period of time which could cause us to lose the confidence of the healthcare community, lose revenue or face litigation. In addition, our business and reputation will be harmed if the healthcare community believes the patient information database is unreliable. Although certain elements of technological, power, communications, personnel and site redundancy are maintained, the database may not be fully redundant. The database system may still be vulnerable to disruptions in the event the building housing the computer system is destroyed, the computer server fails or the firewall software protecting the data fails. While we do not believe such disruptions would last more than a few hours, any disruptions to the patient information database could irreparably harm our business and prospects.

                Modifications to the implantable VeriChip may require additional FDA clearance, and a failure or delay in obtaining such clearance may affect our ability to introduce new or enhanced products in a timely manner.

                The implantable VeriChip is a medical device with respect to its medical or healthcare-related applications and is subject to the FDA’s jurisdiction. The FDA clearance for the implantable VeriChip limits its use in medical applications by allowing the microchip to include only an identification number. Any additional information, including patient information, must reside in a database contained outside the microchip. Any modification to an FDA-cleared device, such as VeriChip, that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require new FDA clearance or approval. Accordingly, if we develop a new or modified VeriChip system that contains more than an identification number, we may be required to seek additional FDA clearance. The process of obtaining FDA clearance is often costly and time-consuming. We may not be able to obtain additional FDA clearance for any such new systems or modifications in a timely fashion, or at all. A failure or delay in obtaining required future clearances would adversely affect our ability to introduce new or enhanced systems in a timely manner, which may constrain our future operations and operating results.

                We rely on third parties to supply and manufacture most of our systems, making us vulnerable to supply disruption which could delay our product delivery to our customers.

                We rely on third parties to supply and manufacture most of our active RFID systems. Our arrangements with these third party suppliers are contractual in nature. If these suppliers and manufacturers are unable to fulfill their commitments to us for any reason, including supply shortages, financial hardships, failure to follow our procedures or failure to comply with applicable regulations, we may not be able to fulfill orders from our customers.

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This will likely result in an increase in the costs to obtain our components and finished products from other third parties.

                We rely solely on a production arrangement with Raytheon Corporation for the manufacture of our patented syringe-injectable microchips that are used in all of our implantable electronic identification products under a supply agreement between Raytheon Microelectronics España and Digital Angel that expires June 30, 2010. Raytheon Microelectronics España utilizes our proprietary technology and our equipment in the production of our syringe-injectable microchips. However, Raytheon Microelectronics España may not be able to produce sufficient quantities of the microchips to meet any significant increased demand for our products or to meet any such demand on a timely basis. Any inability or unwillingness of Raytheon Microelectronics España to meet our demand for microchips would require us to utilize an alternative production arrangement and remove our automated assembly production machinery from the Raytheon Microelectronics España facility, which would be costly and could delay production. The failure to make such an alternative production arrangement could result in significant losses and decreases in our cash flows.

                Moreover, the implantable VeriChip is manufactured for us under the terms of the supply agreement between Raytheon Microelectronics España and Digital Angel. We have been advised that Raytheon Microelectronics España is a wholly-owned subsidiary of Raytheon Company. The Raytheon Microelectronics España supply agreement grants Digital Angel a non-exclusive license to any and all intellectual property held by Raytheon Microelectronics España or its affiliates related to the manufacture, distribution or use of glass encapsulated, syringe-implantable transponders, including the implantable VeriChip. However, because the supply agreement is with Raytheon Microelectronics España and not Raytheon Company, it is possible that Raytheon Microelectronics España lacks the authority or intellectual property rights to grant a license that would support our use of the patented technology in the manufacture of the implantable Verichip used in applications involving the identification of human beings.

                We may be subject to product liability claims from the use of our products that could result in costs or damages payable by us and damages that may not be covered adequately by insurance.

                Manufacturing, marketing, selling and testing our products entail a risk of product liability. We could be subject to product liability claims in the event our products or products under development fail to perform as intended. Even unsuccessful claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. While we maintain liability insurance, it is possible that a successful claim could be made against us, that the amount of indemnification payments or insurance would not be adequate to cover the costs of defending against or paying such a claim, or that damages payable by us would have a material adverse effect on profitability and cash flows.

                If we or our suppliers fail to comply with quality system regulations, our manufacturing operations could be delayed, and our VeriMed patient identification system sales could suffer.

                Our manufacturing processes and those of our suppliers are required to comply with the FDA’s quality system regulation which cover the procedures and documentation of the design, testing, production, control, quality assurance, sterilization, labeling, packaging, storage and shipping of the VeriMed patient identification system. We are also subject to similar state requirements. In addition, we must engage in extensive record keeping and reporting and must make available our manufacturing facilities and records for periodic inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. If we fail a quality system inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse quality system inspection could result in, among other things, a shut-down of manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our systems and cause revenue to decline.

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                If we fail, or allegedly fail, to comply with anti-kickback and false claims laws, we could be subject to costly and time-consuming litigation and possible fines or other penalties.

                We are or may become subject to various federal and state laws designed to address health care “fraud and abuse,” including anti-kickback laws and false claims laws in connection with our VeriChip segment operations. The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid or any other federally funded healthcare program. This statute also prohibits remuneration in return for purchasing, leasing or ordering, or arranging for or recommending the purchasing, leasing or ordering of items or services payable by Medicare, Medicaid or any other federally funded healthcare program. The anti-kickback laws of various states apply more broadly to prohibit remuneration in return for referrals of business payable by payors other than federal healthcare programs.

                False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Our activities relating to the reporting of wholesale or estimated retail prices of, the reporting of Medicaid rebate information and other information affecting federal, state and third-party payment for, and the sale and marketing of our VeriMed patient information system will be, subject to scrutiny under these laws.

                The anti-kickback statute and other fraud and abuse laws are very broad in scope, and many of their provisions have not been uniformly or definitively interpreted by existing case law or regulations. Violations of the anti-kickback statute and other fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid). If we are found to have violated these laws, or are charged with violating them, our business, financial condition and results of operations and stock price could be materially and adversely affected because we may suffer fines or other penalties as a result of such violations and because our management team would be distracted.

                The implantation of a VeriChip may be found to cause risks to a patient’s health that limit its use.

                The implantation of a VeriChip may be found to cause risks to a patient’s health. Potential risks to a patient’s health that may be associated with the implantable VeriChip include adverse tissue reactions, migration of the implantable VeriChip under the skin and infection resulting from implantation. As more people are implanted with the implantable VeriChip, it is possible that these and other risks to health may manifest themselves. The observation of risks to a patient’s health associated with the implantation of the VeriChip could limit its use and adversely affect our business, financial condition or results of operations by reducing the revenue we would otherwise receive for sales of the implantable VeriChip.

                Regulation of products and services that collect personally-identifiable information or otherwise monitor an individual’s activities may make the provision of our services more difficult or expensive and could jeopardize our growth prospects.

                Certain technologies that we currently, or may in the future, support are capable of collecting personally-identifiable information. A growing body of laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of our business. In the United States, these laws could include the Health Insurance Portability and Accountability Act, or HIPAA, the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, the Gramm-Leach Bliley Act, as well as various state laws and related regulations. Although we are not a covered entity under HIPAA, we have entered into agreements with certain covered entities in which we are considered to be a “Business Associate” under HIPAA. As a Business Associate we are required to implement policies, procedures and reasonable and appropriate security measures to protect individually identifiable health information we receive from covered entities. Our failure to protect health information received from customers could subject us to liability and adverse publicity and could harm our business and impair our ability to attract new customers.

                In addition, certain governmental agencies, like the U.S. Department of Health and Human Services, and the Federal Trade Commission, or FTC, have the authority to protect against the misuse of consumer information by

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targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. We are also subject to the laws of those foreign jurisdictions in which we operate, some of which currently have more protective privacy laws. If we fail to comply with applicable regulations in this area, our business and prospects could be harmed.

                Certain regulatory approvals generally must be obtained from the governments of the countries in which our foreign distributors sell our systems. However, any such approval may be subject to significant delays or may not be obtained. Any actions by regulatory agencies could materially adversely affect our growth plans and the success of our business.

                Failure to comply with recent and developing legislation regarding the concentration of hazardous materials in our systems could prevent us from selling our systems in various jurisdictions.

                Some of our VeriChip and Digital Angel segments’ systems and components may be subject to European Union Directive 2002/95/EC. This directive limits or restricts the use of certain hazardous substances in electrical and electronic equipment. Some of our systems include substances that are covered by the directive. The directive required compliance by July 1, 2006. We believe our systems and components are currently compliant or will be compliant prior to shipment into the European Union. Non-compliant systems could be barred from sale in the European Union. Other countries, including China, are considering similar legislation. We can not currently estimate the effect of such new legislation on our business or results of operations.

                We are subject to government regulation and any action on the part of regulators could have a material adverse effect on our business.

                Our electronic and visual identification devices for the companion animal, livestock and wildlife markets are subject to federal, state and local regulation in the U.S. and other countries, and we cannot predict the extent to which we may be affected by future legislative and other regulatory developments concerning our products and markets. We develop, assemble and market a broad line of RFID readers that are required to comply with the FCC Part 15 Regulations for Electromagnetic Emissions. Our products also are subject to compliance with foreign government agency requirements. Our contracts with our distributors generally require the distributor to obtain all necessary regulatory approvals from the governments of the countries into which they sell our products. However, any such approval may be subject to significant delays. Any actions by regulatory agencies could materially adversely affect our profitability and cash flows.

                Our consolidated revenues and cash position may decline if our majority-owned subsidiary, InfoTech, is unable to comply with its payment and other obligations under its credit facilities with Wells Fargo Business Credit, Inc. and IBM Credit LLC.

                InfoTech is indebted to Wells Fargo Business Credit, Inc. (“Wells Fargo”) and IBM Credit LLC. Under the terms of the loan agreements, that indebtedness is scheduled to mature on June 29, 2007. InfoTech may not have the cash resources to repay the indebtedness outstanding when due. Accordingly, InfoTech may be required to obtain the funds necessary to repay these obligations either through refinancing, the issuance of additional InfoTech equity or debt securities, or the sale of its assets. InfoTech may be unable to obtain the funds needed to repay the obligations from any one or more of these other sources on favorable economic terms or at all.

                To secure its debt payment obligations to Wells Fargo, InfoTech granted to Wells Fargo a security interest in and lien upon substantially all of its property and assets. Currently, InfoTech is in compliance with the covenants under the loan agreements, however, in the past, InfoTech has not met certain financial covenants and has had to obtain waivers from Well Fargo. In the event of any additional noncompliance, InfoTech will again seek to obtain a waiver, but no assurance can be given that any such additional waiver will be granted. The occurrence of an unwaived event of default under the credit facility would subject InfoTech to foreclosure by Wells Fargo on substantially all of its assets to the extent necessary to repay any amounts due.

                A payment or other default under the credit facility could result in InfoTech’s inability to continue operations in the normal course, which would reduce our consolidated revenues and decrease our consolidated cash position.

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                We have substantial debt and debt service.

                As of August 31, 2006, we had indebtedness under a $13.5 million non-convertible term note with Laurus and, as a result, we incur significant interest expense. The note accrues interest at a rate of 12% per annum, payable monthly, and has a maturity date of August 24, 2009. We are obligated to make monthly principal payments ranging from $200,000 to $300,000 beginning on April 1, 2007. The note also contains certain events of default, including, among other things, failure to pay, violation of covenants, and certain other expressly enumerated events. In the event of default, Laurus is entitled to additional interest on the outstanding principal balance of the note and on all outstanding obligations under the note and the related agreements entered into in conjunction with the note in an amount equal to 1% per month. Additionally, we have granted Laurus a first priority security interest in substantially all of our assets, and we have pledged all of the issued and outstanding capital stock we own in InfoTech and certain of our other wholly-owned subsidiaries and a portion of the issued and outstanding stock we own in VeriChip and Digital Angel.

                The degree to which we are leveraged could have important consequences, including the following:

•	our ability to obtain additional financing in the future for capital expenditures, potential acquisitions, and other purposes may be limited or financing may not be available on terms favorable to us or at all; and

•	a substantial portion of our cash flows from operations must be used to pay our interest expense and repay our debt, which reduces the funds that would otherwise be available to us for our operations and future business opportunities.

                A default under the note could result in acceleration of our indebtedness and permit Laurus to foreclose on our assets.

                Our results of operations may be adversely affected if we write-off goodwill and other intangible assets.

                As of June 30, 2006, we had goodwill and other intangible assets of approximately $110.7 million. On January 1, 2002, we adopted FAS 142, which requires that goodwill and certain intangibles no longer be amortized but instead tested for impairment at least annually by applying a fair value based test. In the fourth quarters of 2005, 2004 and 2003, we performed our annual impairment test for goodwill and certain other intangible assets using a fair value based approach, primarily discounted cash flows. Based on our evaluations, goodwill and other intangible assets were not impaired as of December 2004. However, during the fourth quarter of 2005, we recorded an impairment charge of approximately $7.1 million for goodwill and other intangible assets associated with our GPS and Radio Communications segment. During the fourth quarter of 2003, we recorded an impairment charge of approximately $2.2 for goodwill associated with our InfoTech segment and approximately $3.0 million for goodwill and other intangible assets associated with our discontinued operations. We assess the fair value of our goodwill annually or earlier if events occur or circumstances change that would more likely than not reduce the fair value of our goodwill below its carrying value. These events or circumstances would include a significant change in business climate, including a significant, sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If we determine that significant impairment has occurred, we would be required to write off the impaired portion of goodwill and our other intangible assets. Impairment charges could have a material adverse effect on our operating results and financial condition.

                The sale of shares of common stock to third parties by our subsidiaries at prices below the per share carrying amount of our investment has given (and may, in the future, give) rise to losses in our consolidated statement of operations or our inability to consolidate their operations.

                Digital Angel has issued shares of its common stock to third parties at prices per share lower than the per share carrying amount of our investment in Digital Angel, triggering losses in our consolidated statement of operations. Future stock issuances to third parties by Digital Angel, including upon the exercise of stock options and warrants, may give rise to further losses. Such losses would reduce our net income, perhaps significantly. In addition, such issuances give rise to a decrease in our ownership position. Further, if our equity interest in Digital Angel (currently 55.2%) were, as a result of future issuance of Digital Angel shares, to drop below 50%, we may not be able to consolidate its operations in our financial statements. This would result in a significant reduction in our consolidated revenues and assets. In addition, issuances of common stock by VeriChip and InfoTech to third parties

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may give rise to gains and losses on the issuances of such shares and any such issuance will dilute our ownership percentage and may give rise to losses or result in our inability to consolidate their operations.

                We face the risk that the value of our inventory may decline before it is sold or that our inventory may not be able to be sold at the anticipated prices.

                On June 30, 2006, the book value of our inventory was $14.1 million as compared to a book value of $12.3 million as of December 31, 2005. Our inventory may decline in value as a result of technological obsolescence or a change in the product. During the six-months ended June 30, 2006 and during each of the years ended December 31, 2005, 2004 and 2003, we recorded approximately $0.1 million, $0.6 million, $0.2 million and $0.4 million in inventory reserves, respectively. Our success depends in part on our ability to minimize the cost to purchase/produce inventory and turn that inventory rapidly through sales. The failure to turn such inventory may require us to sell such inventory at a discount or at a loss or write down its value, which could result in significant losses and decreases in our cash flows.

                Currency exchange rate fluctuations could have an adverse effect on our sales and financial results.

                During the six-months ended June 30, 2006, our Digital Angel segment generated approximately 38.4%, and 40%, respectively, of its sales and incurred a portion of its expenses in currencies other than U.S. dollars. Our VeriChip segment incurs a significant portion of its payroll in Canadian dollars. To date we have not incurred material amounts of foreign currency gains or losses. However, to the extent that going forward we are unable to match revenues received in foreign currencies with costs paid in the same currency exchange rate fluctuations in any such currency could have an adverse effect on our financial results.

                New accounting pronouncements may significantly impact our future results of operations and earnings per share.

                In December 2004, the Financial Accounting Standards Board, or FASB, issued FAS 123R. This statement, which became effective beginning on January 1, 2006, changed how we account for share-based compensation, and may have a significant impact on our future results of operations and earnings per share. Previously, we accounted for share-based payments to employees and directors using the intrinsic value method. Under this method, we generally did recognize any compensation related to stock option grants we issue under our stock option plans.

                Substantially all of our outstanding employee stock options were vested upon our adoption of FAS 123R on January 1, 2006, and, therefore, the initial adoption of FAS 123R did not have a material impact on our consolidated results of operations and earnings (loss) per share. However, going forward, as we grant more options, we expect that the impact may be material. Future changes in generally accepted accounting principles may also have a significant effect on our reported results.

                CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

                This prospectus and some of the documents incorporated in this prospectus by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including statements regarding the prospects of our industry and our prospects, plans, financial position, anticipated product offerings, and business strategy constitute forward-looking statements. These statements are subject to many important factors that could cause actual results to differ materially from those projected in the forward-looking statements. Among these factors are those included in this prospectus under the heading “Risk Factors” and those which are discussed in our most recently filed Annual Report on Form 10-K, as amended, under the heading “Risk Factors” and elsewhere, which is incorporated by reference in this prospectus. All forward-looking statements included in this prospectus and the documents we incorporate by reference are made only as of the date of this prospectus, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which we hereafter become aware. Subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified by the cautionary statements set forth above and elsewhere in this prospectus and in other reports filed by us with the Securities and Exchange Commission (“SEC”).

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USE OF PROCEEDS

               This prospectus relates to our common stock to be offered for sale for the account of a certain selling security holder named under the caption “Selling Security Holder” in this prospectus and any amendment to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling security holder.

SELLING SECURITY HOLDER

                Laurus is the selling security holder with respect to 1,719,745 shares of our common stock that we may issue to them in connection with a Warrant. The Warrant was issued to Laurus on August 24, 2006 in connection with a Securities Purchase Agreement and is more fully described in this prospectus beginning on page 10. Pursuant to the Warrant, we have agreed to use our best efforts to maintain a current registration statement until the date when all of the 1,719,745 shares of our common stock covered by the registration statement have been sold or may be sold without volume restriction pursuant to Rule 144(k) of the 1993 Securities Act, as amended.

                We are registering our shares in order to permit the selling security holder to offer the shares of our common stock for resale from time to time. The selling security holder listed below has not had any material relationship with us within the past three years.

                The following table lists the following information with respect to the selling security holder: (i) the selling security holder’ name; (ii) the number of outstanding shares of common stock beneficially owned by the selling security holder prior to this offering; (iii) the number of shares of common stock to be beneficially owned by the selling security holder after the completion of this offering assuming the sale of all of the shares of common stock offered by the selling security holder; and (iv) the percentage of outstanding shares of common stock to be beneficially owned by the selling security holder after the completion of this offering assuming the sale of all of the shares of common stock offered by the selling security holder.

                The selling security holder may sell all, some or none of its shares in this offering. See “Plan of Distribution” below. To our knowledge, the selling shareholder is not a broker-dealer or an affiliate of a broker-dealer.

Selling Security Holder	Shares Owned Prior to the Offering	Number of Shares Offered Hereby	Shares Owned After the Offering

			Number	%

Laurus Master Fund, Ltd.	1,719,745	1,719,745(1)	—	—

Total	1,719,745	1,719,745	—	—

(1)	Represents shares issued to the selling security holder in connection with the Warrant dated August 24, 2006 among the selling security holder and us, which transaction was exempt from registration pursuant to the Securities Act of 1933. The transaction document included an acknowledgement that the shares were not registered and that the shares must be held until registered unless an exemption from registration is available. In addition, the instruments representing the shares were legended to indicate that they were restricted. Messrs. Eugene Grin and David Grin, as principals of Laurus Capital Management, LLC, the manager of Laurus Master Fund, Ltd., share voting and dispositive powers with respect to the shares.

                To our knowledge, the preceding table represents the holdings by the selling security holder. Information concerning the selling security holder may change from time to time, which changed information will be set forth in supplements to this prospectus if and when necessary. Because the selling security holder may offer all or some of the common stock that it holds, we can only give an estimate as to the amount of common stock that will be held by the selling security holder upon the termination of this offering. See “Plan of Distribution.”

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PLAN OF DISTRIBUTION

                The selling security holder or any of its pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales made after the date of this prospectus;

•	broker-dealers may agree with the selling security holder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

                The selling security holder may also sell shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, also referred to as the Securities Act, rather than under this prospectus. In effecting sales, broker-dealers engaged by the selling security holder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices other than related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.

                The selling security holder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus pursuant to Rule 424(b)(3) or other applicable provision of the Securities Act amending the selling security holder’s list to include the pledgee, transferee or other successors in interest as selling security holder under this prospectus.

                The selling security holder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, donees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

                The selling security holder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

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                We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling security holder). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling security holder.

                Our shares of common stock are listed on the Nasdaq Capital Market, also referred to as the SmallCap, under the symbol “ADSX.”

                UNDER THE SECURITIES LAWS OF SOME STATES, THE SHARES OF COMMON STOCK MAY BE SOLD IN SUCH STATES ONLY THROUGH REGISTERED OR LICENSED BROKERS OR DEALERS. IN ADDITION, IN SOME STATES THE SHARES OF COMMON STOCK MAY NOT BE SOLD UNLESS SUCH SHARES HAVE BEEN REGISTERED OR QUALIFIED FOR SALE IN SUCH STATE OR AN EXEMPTION FROM REGISTRATION OR QUALIFICATION IS AVAILABLE AND IS COMPLIED WITH.

LEGAL MATTERS

                The validity of the securities offered hereby will be passed on for us by Holland & Knight LLP, 701 Brickell Avenue, Suite 3000, Miami, Florida 33131, relying on the opinion of special Missouri counsel, Thompson Coburn LLP.

EXPERTS

                The consolidated financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Amendment No. 1 to the Annual Report on Form 10-K of Applied Digital Solutions, Inc. for the year ended December 31, 2005, have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their reports which reports (1) express an unqualified opinion on the financial statements and financial statement schedule (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

                We have filed a registration statement, of which this prospectus is a part, with the SEC under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Information concerning the operation of the SEC’s Public Reference Room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http://www.sec.gov). Quotations relating to our common stock appear on Nasdaq, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

                We file annual, quarterly and special reports, proxy statements and other information with the SEC. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.

                Website Access to Information and Disclosure of Web Access to Company Reports

                Our website address is: http://www.adsx.com. We make available free of charge through our website our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, Forms 3, 4 and 5 and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC.

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DOCUMENTS INCORPORATED BY REFERENCE

                We incorporate by reference into this prospectus the information in documents we file with the SEC, which means we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus has updated the information incorporated by reference and some information filed subsequently with the SEC will automatically update this prospectus. We incorporate by reference:

a)	Our Annual Report on Form 10-K for the year ended December 31, 2005, as amended, filed with the SEC on April 6, 2006;

b)	Our Quarterly Report on Form 10-Q for the three-months ended March 31, 2006 filed with the SEC on May 9, 2006;

c)	Our Quarterly Report on Form 10-Q for the six-months ended June 30, 2006 filed with the SEC on August 7, 2006;

d)	Our Current Report on Form 8-K filed with the SEC on January 3, 2006;

e)	Our Current Report on Form 8-K filed with the SEC on January 10, 2006;

f)	Our Current Report on Form 8-K filed with the SEC on March 10, 2006;

g)	Our Current Report on Form 8-K filed with the SEC on May 4, 2006;

h)	Our Current Report on Form 8-K filed with the SEC on May 17, 2006;

i)	Our Current Report on Form 8-K filed with the SEC on June 5, 2006;

j)	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on June 9, 2006;

k)	Our Current Report on Form 8-K filed with the SEC on June 26, 2006;

l)	Our Current Report on Form 8-K filed with the SEC on July 12, 2006;

m)	Our Current Report on Form 8-K filed with the SEC on July 19, 2006;

n)	Our Current Report on Form 8-K filed with the SEC on August 7, 2006;

o)	Our Current Report on Form 8-K filed with the SEC on August 25, 2006; and

p)	The description of our common stock contained in the registration statement on Form 8-A filed with the SEC on May 5, 1995, including any amendments or reports filed for the purposes of updating the description of the common stock.

          All documents subsequently filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

        To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement of which this prospectus is a part. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement of which this prospectus is a part.

        YOU MAY REQUEST, EITHER ORALLY OR IN WRITING, AND WE WILL PROVIDE, A COPY OF THOSE FILINGS AT NO COST BY CONTACTING KAY LANGSFORD-LOVELAND, OUR VICE PRESIDENT – ADMINISTRATION, AT APPLIED DIGITAL SOLUTIONS, INC., 1690 SOUTH CONGRESS AVENUE, SUITE 200, PALM BEACH, FLORIDA 33445, OR BY CALLING (561) 805-8000.

        We have not authorized anyone to give any information or to make any representation concerning this

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offering except the information and representations which are contained in this prospectus or which are incorporated by reference in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.
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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

        The following table sets forth the expenses (other than underwriting discounts and commissions), which, other than the Securities and Exchange Commission (“SEC”) registration fee, are estimates, payable by the Registrant in connection with the sale and distribution of the securities registered hereby**:

SEC Registration Fee	$319
Accounting Fees and Expenses	7,500	*
Legal Fees and Expenses	7,500	*
Miscellaneous Expenses	681	*
Total	$16,000	*

*	Estimated

**	The selling security holder will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 15.  Indemnification of Directors and Officers

        Sections 351.355(1) and (2) of The General and Business Corporation Law of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation’s articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Exchange Act of 1934.

        The bylaws of the Registrant provide that the Registrant shall indemnify, to the full extent permitted under Missouri law, any director, officer, employee or agent of the Registrant who has served as a director, officer, employee or agent of the Registrant or, at the Registrant’s request, has served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 16. Exhibits

See Exhibit Index.
II-1

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-2

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida, on September 6, 2006.

APPLIED DIGITAL SOLUTIONS, INC.
By:	/s/ SCOTT R. SILVERMAN*
Scott R. Silverman, Chairman, CEO and Acting President

POWER OF ATTORNEY
The undersigned constitutes and appoints Evan C. McKeown as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his name, place, and stead, in any and all capacities, to sign the Applied Digital Solutions, Inc. Registration Statement on Form S-3 and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and each or either of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SCOTT R. SILVERMAN	Chairman of the Board of Directors, Chief Executive Officer and Acting President (Principal Executive Officer)	September 6, 2006
(Scott R. Silverman)

/s/ EVAN C. MCKEOWN	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	September 6, 2006
(Evan C. McKeown)

/s/ LORRAINE M. BREECE	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	September 6, 2006
( Lorraine M. Breece)

/s/ J. MICHAEL NORRIS	Director	September 6, 2006
(J. Michael Norris )

/s/ DANIEL E. PENNI	Director	September 6, 2006
(Daniel E. Penni)

/s/ DENNIS G. RAWAN	Director	September 6, 2006
(Dennis G. Rawan)

/s/ CONSTANCE K WEAVER	Director	September 6, 2006
(Constance K. Weaver)
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EXHIBIT INDEX

Exhibit Number	Description

3.1
Amended and Restated Bylaws of the Registrant dated March 31, 1998 (incorporated by reference to Exhibit 4.7 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-102165) filed with the Commission on April 14, 2003)

3.2
Fourth Restated Articles of Incorporation of the Registrant filed with the Secretary of State of Missouri on August 26, 2003 (incorporated by reference to Exhibit 4.8 to the registrant’s Registration Statement on Form S-1 (File No. 333-108338) filed with the Commission on August 28, 2003)

3.3
Amendment of Fourth Restated Articles of Incorporation of the Registrant filed with the Secretary of State of Missouri on March 19, 2004 (incorporated by reference to Exhibit 3.14 to the registrant’s Quarterly Report on Form 10-Q filed with the Commission on May 5, 2004)

5.1	Opinion of Holland & Knight LLP*

23.1	Consent of Eisner LLP*

23.2	Consent of Holland & Knight LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

* Filed herewith

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